NATIONAL MONEY MART COMPANY
c/c Dollar Financial Corp.
1436 Lancaster Avenue
Berwyn, Pennsylvania 19312
(610) 296-3400
June 8, 2010
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathryn McHale, Esq., Staff Attorney
Re:	Request for Accelerated Effectiveness of a Registration Statement on Form S-4, File No. 333-165617, filed by National Money Mart Company and the other Registrants named therein (“Registration Statement”)
Dear Ms. McHale:
          In accordance with Rule 461 of the Securities Act of 1933, as amended, National Money Mart Company and the other registrants set forth in the Registration Statement (collectively, the “Registrants”) hereby request acceleration of the effective date of the above-referenced Registration Statement. Subject to your approval, the Registrants hereby request that the Registration Statement be declared effective on June 10, 2010 at 9:00 a.m. Washington, D.C. time or as soon thereafter as practicable.
          In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding this request, please do not hesitate to telephone the undersigned at (610) 296-3400.
[SIGNATURE PAGE FOLLOWS]

Very truly yours,

NATIONAL MONEY MART COMPANY
DOLLAR FINANCIAL CORP.
DOLLAR FINANCIAL GROUP, INC.
1100591 ALBERTA LIMITED
656790 B.C. LTD.
ADVANCE CANADA INC.
ADVANCE CANADA PROPERTIES INC.
ANY KIND CHECK CASHING CENTERS, INC.
CASH UNLIMITED OF ARIZONA, INC.
CHECK MART OF FLORIDA, INC.
CHECK MART OF LOUISIANA, INC.
CHECK MART OF NEW MEXICO, INC.
CHECK MART OF PENNSYLVANIA, INC.
CHECK MART OF TEXAS, INC.
CHECK MART OF WISCONSIN, INC.
DFG CANADA, INC.
DFG INTERNATIONAL, INC.
DFG WORLD, INC.
DOLLAR FINANCIAL INSURANCE CORP.
FINANCIAL EXCHANGE COMPANY OF OHIO, INC.
FINANCIAL EXCHANGE COMPANY OF PENNSYLVANIA, INC.
FINANCIAL EXCHANGE COMPANY OF PITTSBURGH, INC.
FINANCIAL EXCHANGE COMPANY OF VIRGINIA, INC.
LOAN MART OF OKLAHOMA, INC.
MONETARY MANAGEMENT CORPORATION OF PENNSYLVANIA, INC.
MONETARY MANAGEMENT OF CALIFORNIA, INC.
MONETARY MANAGEMENT OF MARYLAND, INC.
MONETARY MANAGEMENT OF NEW YORK, INC.
MONEY MART EXPRESS, INC.
MONEY CARD CORP.
MONEY MART CANADA INC.
MONEY MART CSO, INC.
MONEYMART, INC.
PACIFIC RING ENTERPRISES, INC.
PD RECOVERY, INC.

By:	/s/ Randy Underwood
Randy Underwood, Executive Vice President and Chief Financial Officer